SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

     (Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period ___to ___

Commission file number 1-7260

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nortel Networks
Long-Term Investment Plan
(formerly the Northern Telecom Inc.
Long-Term Investment Plan)
220 Athens Way, Suite 300
Nashville, Tennessee 37228

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nortel Networks Corporation

8200 Dixie Road, Suite 100
Brampton, Ontario, Canada, L6T 5P6

REQUIRED INFORMATION

Financial Statements and Exhibits

a)	Financial Statements

	Index to Financial Statements

	Long-Term Investment Plan

	Report of Independent Registered Public Accounting Firm	1

	Financial Statements as of and for the Years Ended December 31, 2004 and 2003:
	Statements of Net Assets Available for Benefits	2
	Statements of Changes in Net Assets Available for Benefits	3
	Notes to Financial Statements	4-9

	Supplemental Schedules as of and for the Year Ended December 31, 2004:
	Schedule of Assets (Held at End of Year)	10
	Schedule of Reportable Transactions	11

b)	Exhibits

	23.1 Consent of Deloitte & Touche LLP

Supplemental schedules other than those listed above have been omitted due to the absence of the conditions under which they are required.

2

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Nortel Networks Long-Term Investment Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

By:	/s/ Mary M. Cross

Mary M. Cross
President, Nortel Networks Inc.

Date: June 30, 2005

3

Nortel Networks Long-Term Investment Plan

Financial Statements as of and for the
Years Ended December 31, 2004 and 2003,
Supplemental Schedules as of and for the
Year Ended December 31, 2004, and Report
of Independent Registered Public Accounting Firm

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004:

Schedule of Assets (Held at End of Year)	10

Schedule of Reportable Transactions	11

Supplemental schedules other than those listed above have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Nortel Networks, Inc. and Participants of the
Nortel Networks Long-Term Investment Plan
Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Nortel Networks Long-Term Investment Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
June 28, 2005

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS:
Investments, at fair value:
Nortel Networks Corporation common shares	$268,284,240	$424,833,032
Commingled funds	450,259,169	382,250,015
Mutual funds	678,863,407	536,512,261
Temporary investments	12,975,976	10,689,119
Participant loans receivable	28,162,056	24,884,378

	1,438,544,848	1,379,168,805
Group annuity contracts, at contract value	646,886,430	573,815,509

Total investments	2,085,431,278	1,952,984,314

Receivables:
Nortel Networks Inc. contributions		2,530,801
Interest and dividends	167,060	132,933

Total receivables	167,060	2,663,734

LIABILITIES:
Accrued investment expenses	77,732	76,670

Total liabilities	77,732	76,670

NET ASSETS AVAILABLE FOR BENEFITS	$2,085,520,606	$1,955,571,378

See notes to financial statements.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Net investment gain:
Net appreciation in fair value of investments:
Nortel Networks Corporation common shares	$—	$239,737,740
Commingled funds	47,998,538	79,915,925
Mutual funds	76,381,344	105,726,099
Other funds	505

Total net appreciation in fair value of investments	124,380,387	425,379,764

Interest and dividends	37,372,698	39,591,522

Contributions:
Participant	111,977,534	113,797,825
Nortel Networks Inc.	49,047,838	48,516,926

Total additions	322,778,457	627,286,037

DEDUCTIONS TO NET ASSETS ATTRIBUTABLE TO:
Net investment loss:
Net depreciation in fair value of investments:
Nortel Networks Corporation common shares	(40,132,811)

Total net depreciation in fair value of investments	(40,132,811)	—

Investment expenses	(795,714)	(1,162,612)

Total deductions	(40,928,525)	(1,162,612)

BENEFITS PAID TO PARTICIPANTS	(151,900,704)	(162,099,007)

NET INCREASE	129,949,228	464,024,418

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,955,571,378	1,491,546,960

End of year	$2,085,520,606	$1,955,571,378

See notes to financial statements.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF PLAN

The following brief description of the Nortel Networks Long-Term Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan, effective July 1, 1979, as amended and restated effective August 15, 2002, and further amended as of April 1, 2003, and again on January 1, 2005, is a defined contribution plan for employees of Nortel Networks Inc. (“NNI”) and its participating subsidiaries and affiliates (collectively, the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company established The Nortel Networks Long-Term Investment Plan Trust (the “Trust Agreement”) with The Northern Trust Company (“Northern Trust”), as trustee of the funds, effective November 3, 2003. Previously, the assets of the trust were held by Deutsche Bank Trust Company Americas as trustee under the Nortel Networks Master Savings Plan Trust. Plan membership is available upon the employee’s employment commencement date to any employee of the Company, excluding employees governed by a collective bargaining agreement.

Contributions—Effective April 1, 2003, a participant may elect to contribute up to 50% of their eligible compensation, as defined by the Plan document, up to a maximum of $13,000 and $12,000 for 2004 and 2003, respectively. Participant contributions to the Plan are made by means of payroll deductions during each regular payroll period. A participant may make rollover contributions directly from certain other qualified plans or from certain qualified special individual retirement accounts, which a participant may have established as a result of prior distributions from such qualified plans or accounts. Effective April 1, 2003, the plan allows participants age 50 and older to make an additional “catch-up” contribution of up to $3,000 and $2,000 for 2004 and 2003, respectively.

Participants in the Plan elect one of three benefit options with Company contributions varying based upon the elected option. Depending on the participant’s elected option, the Company contributes to the Plan 50%, 60%, or 100% of the participant’s contributions that do not exceed 6% of the participant’s eligible earnings.

Investment Options—Participants may elect to have the balance of their account and any current contributions invested in the following sixteen investment funds:

Barclay’s Masterworks Lifepath 2000/2010/2020/2030/2040 Funds
Fidelity Low-Priced Stock Fund
Fixed Income Investment Fund
Franklin Templeton Foreign Fund
Nortel Networks Stock Fund
NTGI Russell 1000 Value Equity Index Fund
NTGI S&P 500 Equity Index Fund
PIMCO (Pacific Investment Management Company) RCM Large-Cap Growth Fund

PIMCO (Pacific Investment Management Company) Total Return Fund
Royce Premier Fund
Scudder Lifecycle Long Range Fund
Scudder Mid-Cap Fund

The following is a summarized description of each investment option available in the Plan taken from the fund’s prospectus:

Barclay’s Masterworks Lifepath 2000/2010/2020/2030/2040 Funds: These five funds invest in a blend of stock, bond, and money market instruments seeking to produce competitive returns over a set period of time. The portfolio changes its investment mix gradually as it approaches its target date. Within the five Masterworks Lifepath funds, investors may select a fund closest to the year they plan to retire. Masterworks Lifepath 2000 Fund is the most conservative of these funds and Masterworks Lifepath 2040 Fund is the most aggressive.

Fidelity Low-Priced Stock Fund: The objective of the fund is to provide capital appreciation through investment in either “growth” stocks or “value” stocks or both. Under normal circumstances, the fund will invest at least 80% of assets in low-priced stocks, defined as those priced at or below $35 per share, which can lead to investments in small- and medium-sized companies. The fund can also potentially invest in stocks not considered low-priced.

Fidelity Investments closed the Fidelity Low-Priced Stock Fund to all new participants as of the market close on July 30, 2004. Participants who already have a balance in this fund as of that date will be able to continue to invest in the fund and can continue to request transfers, as well as make new contributions to the fund. Participants who do not have a balance in this fund as of July 30, 2004, will not be able to invest in the fund, either by requesting transfers or making new contributions into the Fund.

Fixed Income Investment Fund: The objective of the fund is to provide stability of principal with potentially higher returns than money market funds over most time periods. The fund is comprised primarily of investment contracts (“Contracts”) and securities carried at book value to protect the portfolio from gains and losses associated with interest rate movements.

The Contracts held by this fund are with various insurance companies or other financial institutions. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets. The Contracts are included in the financial statements at contract value, which represents contributions made under the contract, plus accumulated earnings, less withdrawals and administrative expenses. The contract value and fair value of the Contracts were $646,886,430 and $659,229,567, respectively, at December 31, 2004. The contract value of the Contracts approximates their fair value at December 31, 2003. Plan management believes no reserves are necessary against contract value for credit risk of the contract issuer or otherwise as of December 31, 2004 and 2003.

The average yield of the Contracts held by the fund during 2004 and 2003 was 4.72% and 5.28%, respectively. The average crediting interest rate for the contracts held by the fund at December 31, 2004 and 2003 was 4.76% and 4.62%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer.

Franklin Templeton Foreign Fund: The objective of the fund is to provide long-term capital growth by investing primarily in the equity securities of companies located outside the United

States, including emerging markets. Under normal circumstances, the fund will invest at least 80% of its net assets in “foreign securities”, which may include emerging markets. Depending upon current market conditions, the fund will also invest a portion of its total assets in debt securities of companies and governments located anywhere in the world.

Nortel Networks Stock Fund: This fund is primarily comprised of Nortel Networks Corporation (“NNC”) common shares, with a percentage of assets in cash-equivalents for liquidity purposes. This company stock fund is not diversified, and therefore is considered riskier than other “diversified” broad market funds.

NTGI Russell 1000 Value Equity Index Fund: The objective of the fund is to approximate the risk and return characteristics of the Russell 1000 Value Index. This Index is commonly used to represent the large cap segment of the U.S. equity market with a focus on the “value” style of investing. The fund employs a replication technique which generally seeks to hold each index constituent in its proportional index weight.

NTGI S&P 500 Equity Index Fund: The objective of the fund is to approximate the risk and return characteristics of the Standard and Poor’s (“S&P”) 500 Index. This Index is commonly used to represent the large cap segment of the U.S. equity market and tracks 500 companies considered to be representative of the United States economy. The fund employs a replication technique which generally seeks to hold each index constituent in its proportional index weight.

PIMCO RCM Large-Cap Growth Fund: The objective of the fund is to provide long-term capital appreciation by investing at least 80% of its net assets in equity securities of U.S. companies with market capitalizations of at least $3 billion. The portfolio management team ordinarily looks for several of the following characteristics when analyzing specific companies for possible investment: higher than average growth and strong potential for an expanding market or market share; a strong balance sheet; superior management; strong commitment to research and product development; and differentiated or superior products and services; and a steady stream of new products and services.

Effective April 1, 2005, this fund will be renamed the Allianz RCM Large-Cap Growth Fund. The new name reflects PIMCO’s relationship with its corporate parent, Allianz AG. This name change does not result in a change to the investment objective of the fund or the fund’s ticker symbol.

PIMCO Total Return Fund: The object of the fund is to seek maximum total return, consistent with preservation of capital and prudent investment management. This fund invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities under normal circumstances. The average portfolio duration of this fund normally varies within a three- to six-year time frame.

Royce Premier Fund: The objective of the fund is to provide long-term growth of capital. The fund generally invests in a limited number of equity securities issued by small companies with stock market capitalizations between $500 million and $2.5 billion. The fund looks for companies that it considers “premier”, or those that have excellent business strengths and/or prospects for growth, high internal rates of return and low leverage, and that are trading significantly below its estimate of their current worth. Under normal circumstances, the fund will invest at least 80% of its net assets in the equity securities of such premier companies, with at least 65% of these securities being issued by companies with stock market capitalizations of less than $2.5 billion.

Scudder Lifecycle Long Range Fund: The objective of the fund is to provide high total return with reduced risk over the long-term. The fund invests primarily in three principal asset classes: stocks,

bonds, and short-term instruments. The investment advisor will generally allocate the largest portion of its assets to stocks, with smaller allocations to bonds and short-term instruments. The fund regularly uses derivatives to increase or decrease its exposure to the various asset classes.

Scudder Mid-Cap Fund: The objective of the fund is to provide long-term capital growth through investments primarily in equity securities of medium-sized growth-oriented companies. Under normal circumstances, the fund will invest at least 80% of its assets in companies with market caps within the market capitalization range of the Russell Mid Cap Growth Index or securities with equity characteristics that provide exposure to those companies.

Vesting—Participants are immediately vested in their participant contributions and any rollover contributions made to the Plan. In addition, participants are immediately vested in the Company contributions made to the Plan.

Withdrawals—Upon proper notification to the Company, participants may withdraw all or any part of, but not less than $100, the value of participant and Company contributions plus earnings, subject to certain restrictions. If the value of Company contributions being withdrawn is invested in NNC common shares and represents fewer than 50 common shares, the distribution will be made in cash. If the value of Company contributions represents 50 common shares or more, the participant may request a cash or share distribution, provided that, in the event a participant requests a share distribution, at least 50 common shares are distributed.

Payment of Benefits—A participant who retires from employment with the Company after age 65 or who is terminated after age 59 1/2 is eligible for distribution of their account balance in the form of a lump sum payment or installment payments. A participant who terminates employment with the Company for any other reason is eligible only for a lump sum distribution of their vested account balance. As of December 31, 2004 and 2003, there was $2,866,078 and $783,925 of payments to participants or their beneficiaries for which applications were received prior to year end that the Plan disbursed in the following fiscal years 2005 and 2004, respectively.

Loans—Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the vested portion of their total account value. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund, a holding account for participant loans receivable. Loan terms range from 1-5 years for all loans except loans for mortgage purposes which may be repaid over a period of up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prime plus one percent as determined by Northern Trust. Interest rates ranged from 5.00% to 12.50% on outstanding loans at December 31, 2004. Principal and interest are paid ratably through biweekly payroll deductions. Included in benefits paid to participants is $0 and $4,107 in 2004 and 2003, respectively, for outstanding loans reclassified as distributions upon termination of participants from the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation—Plan investments in NNC common shares are valued at the last reported sales price, as quoted on the New York Stock Exchange, on December 31, 2004 and 2003. Plan investments in securities investment funds are valued based upon the fair value of the commingled funds, together with any uninvested cash, accrued income or assets, and any dividends which have been declared but remain unpaid as of the calculation date, less all transaction costs such as brokerage commissions. Plan investments in participant loans receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefit payments are recorded when paid.

Administrative Expenses—All administrative expenses may be paid by the Plan to the extent permissible by law. However, for the years ended December 31, 2004 and 2003, the Company elected to pay all such administrative expenses except those related to participants’ investment transactions and trustee fees.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will affect the amounts reported in the statements of net assets available for plan benefits.

3.	PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

4.	INTERNAL REVENUE SERVICE STATUS

As of January 14, 2004, the Internal Revenue Service has determined that the Plan is qualified under Section 401(a) and meets the additional requirements of Section 401(k) of the Internal Revenue Code (the “Code”). Therefore, no provision for income taxes has been included in the Plan’s financial statements. Company contributions and participant contributions may be excluded from the gross income of the participants for whom such contributions are made.

5.	INVESTMENTS

Investments of the Plan that represent five percent (5%) or more of net assets available for benefits are as follows:

As of December 31, 2004
* Nortel Networks Corp Common Shares	$268,284,240
NTGI Russell 1000 Value Equity Index Fund	118,004,761
NTGI S&P 500 Equity Index Fund	270,273,144
Fidelity Low-Priced Stock Fund	250,851,789
Scudder Investments Mid-Cap Fund	157,724,763
CDC Financial Group #WR 1173-001	185,635,635
JP Morgan Chase Benefit Responsive #ANORTH01	132,422,603
Monumental Guaranteed Investment Contract #ADA0020000TR	110,284,758
Monumental Guaranteed Investment Contract #ADA00262TR	119,247,200

As of December 31, 2003
NTGI S&P 500 Equity Index Fund	$242,509,668
Commonwealth Life Guaranteed Investment Contract #ADA002000TR	105,164,910
Commonwealth Life Guaranteed Investment Contract #ADA00262TR	114,562,247
CDC Financial Group #WR 1173-001	176,745,758
Scudder Investments Mid-Cap Fund	146,753,278
Fidelity Low-Priced Stock Fund	171,671,034
*Nortel Networks Corp Common Shares	424,833,032
JP Morgan Chase Benefit Responsive #ANORTH01	126,186,532

*	Indicates a party-in-interest.

6.	COMMITMENTS AND CONTINGENCIES

On September 12, 2003, a complaint consolidating three different putative class actions was filed against NNC, NNI, and various named individuals and committees regarding their purported responsibilities as fiduciaries of the Plan. A motion for dismissal of that lawsuit is currently under review by the presiding judge. On May 18, 2004 and June 14, 2004, two new complaints were filed also seeking to commence class action lawsuits against NNC and various named individuals alleged to be fiduciaries under the Plan. The class periods described in the new complaints are: December 23, 2003 to the present and October 24, 2000 to the present, respectively. None of these lawsuits name the Plan as a defendant. Each of these lawsuits allege, among other things, material misrepresentations and omissions to induce Plan participants to continue to invest in and maintain investments in NNC common shares. By agreement of the various parties, another amended complaint was filed by Plaintiffs on June 17, 2005. The response of the Defendants to that amended complaint is due July 8, 2005. The Plan is unable to determine the impact of these matters, if any, on the Plan participants or the Plan’s financial status or changes therein.

* * * * * *

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

	Description of Investment Including
Identity of Issuer, Borrower, Lessor or	Maturity Date, Rate of Interest,		Market
Similar Party	Collateral, Par or Maturity Value	Cost	Value

United States Dollar	Common/Collective Trust	$12,975,976	$12,975,976
Barclays’ Masterworks Lifepath 2000 Fund	Common/Collective Trust	7,062,530	7,721,506
Barclays’ Masterworks Lifepath 2010 Fund	Common/Collective Trust	6,547,310	7,467,321
Barclays’ Masterworks Lifepath 2020 Fund	Common/Collective Trust	11,518,132	12,974,051
Barclays’ Masterworks Lifepath 2030 Fund	Common/Collective Trust	12,406,258	13,883,641
Barclays’ Masterworks Lifepath 2040 Fund	Common/Collective Trust	17,948,577	19,934,745
NTGI Russell 1000 Value Equity Index Fund	Common/Collective Trust	99,856,397	118,004,761
NTGI S&P 500 Equity Index Fund	Common/Collective Trust	237,388,758	270,273,144

Protective Life Insurance Contract #1713	GIC, 1.00%, 12/06/06	14,867,355	14,867,355
Bank of America Contract #04-012	Synthetic GIC	56,194,300	56,194,300
CDC Investment Management Contract #BR173-05	Synthetic GIC	28,234,579	28,234,579
CDC Investment Management Contract #WR1173-001	Synthetic GIC	185,635,635	185,635,635
JP Morgan Chase Benefit Responsive #ANORTH01	Synthetic GIC	132,422,603	132,422,603
Monumental Life Contract #ADA002000TR	Synthetic GIC	110,284,758	110,284,758
Monumental Life Contract #ADA00262TR	Synthetic GIC	119,247,200	119,247,200

Fidelity Low-Priced Stock Fund	Mutual Fund	196,339,711	250,851,789
Franklin Templeton Foreign Fund	Mutual Fund	80,334,832	95,669,644
PIMCO RCM Large-Cap Growth Fund	Mutual Fund	30,168,122	33,946,907
PIMCO Total Return Fund	Mutual Fund	59,431,760	58,945,452
Royce Premier Fund	Mutual Fund	1,147,042	1,157,516
Scudder Lifecycle Long Range Fund	Mutual Fund	86,185,091	80,567,336
Scudder Mid-Cap Fund	Mutual Fund	169,236,976	157,724,763

* Nortel Networks Corp New Common Shares	Common Stock	803,892,551	268,284,240

* Participant Loans	Participant Loans with interest rates ranging from 5.00% to 12.50% and maturity dates ranging from 12/26/2003 and 10/25/2019	**	28,162,056

Total Investments			$2,085,431,278

*	Indicates a party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS (Series of Transactions by Issue in Excess of 5%)
YEAR ENDED DECEMBER 31, 2004

					Expense		Current Value	Net
		Purchase		Lease	Incurred With	Cost of	of Asset on	Gain or
Identity of Party Involved	Description of Asset	Price	Selling Price	Rental	Transaction	Asset	Transaction Date	(Loss)

Series of Transactions:
The Northern Trust	Col Tv Short Term Investment Fund	$347,888,721	$—	$—	$—	$347,888,721	$347,888,721	$—
Company	(339 sales; 164 purchases)		349,985,273			349,985,273	349,985,273	—
The Northern Trust	Fidelity Low Priced Stock Fund	69,158,206				69,158,206	69,158,206	—
Company	(117 sales; 145 purchases)		32,896,775			17,533,420	32,896,775	15,363,355
* The Northern Trust	Nortel Networks Corp New Com	56,642,269				56,642,269	56,642,269	—
Company	(63 sales; 14 purchases)		170,418,142			326,377,190	170,418,142	(155,959,048)

*	Indicates a party-in-interest.